UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 16, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 July 2026 entitled ‘Holding(s) in Company’.

16 July 2026
Holding(s) in Company

Vodafone Group Plc ('Vodafone' or the 'Company') publishes the below TR-1 notification of major holdings in the Company.

This announcement is made pursuant to the requirements of DTR 5.8.12R(1).

Shareholders should refer to Vodafone's announcement regarding total voting rights to determine if they are required to notify their interest in, or a change to their interests in the Company under the FCA's Disclosure Guidance and Transparency Rules.

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

BNP PARIBAS SA

City of registered office (if applicable)

Country of registered office (if applicable)

FR

4. Details of the shareholder

Name	City of registered office	Country of registered office
BNP PARIBAS CARDIF	PARIS	FRANCE
BNP PARIBAS FINANCIAL MARKETS	PARIS	FRANCE

5. Date on which the threshold was crossed or reached

15-Jul-2026

6. Date on which Issuer notified

15-Jul-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.843675	0.644322	6.487997	1494026873
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	244000	1345411438	0.001060	5.842615
Sub Total 8.A	1345655438		5.843675%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Vanilla Call Options	18/12/2026		2500000	0.010857
Sub Total 8.B1			2500000	0.010857%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Vanilla Call Options	22/07/2026		Cash	1141424	0.004957
Vanilla Call Options	11/08/2026		Cash	902033	0.003917
Total Return Swap	04/08/2026		Cash	48656168	0.211295
Total Return Swap	16/07/2026		Cash	10000000	0.043426
Total Return Swap	20/07/2026		Cash	30000000	0.130279
Total Return Swap	22/07/2026		Cash	4560643	0.019805
Total Return Swap	23/06/2026		Cash	11568553	0.050238
Total Return Swap	18/08/2026		Cash	22254237	0.096642
Swap	27/09/2027		Cash	281006	0.001220
Swap	25/10/2027		Cash	434979	0.001889
Swap	25/10/2027		Cash	26375	0.000115
Swap	16/02/2028		Cash	120331	0.000523
Swap	14/09/2026		Cash	168370	0.000731
Swap	12/05/2027		Cash	577378	0.002507
Swap	14/12/2026		Cash	2244949	0.009749
Swap	14/09/2026		Cash	3336623	0.014490
Swap	02/10/2026		Cash	9305554	0.040411
Swap	25/02/2028		Cash	259373	0.001126
Swap	12/05/2028		Cash	33439	0.000145
Sub Total 8.B2				145871435	0.633465%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BNP PARIBAS SA	BNP PARIBAS FINANCIAL MARKETS	6.377196		6.486889%
BNP PARIBAS SA	BNP PARIBAS CARDIF

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

12. Date of Completion

15-Jul-2026

13. Place Of Completion

Paris

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.
From the seabed to the stars, Vodafone's mission is to keep everyone connected.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 16, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary